UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2021

Commission file number: 333-207107

Ehave, Inc.
(Translation of Registrant’s Name Into English)

18851 NE 29th Ave. Suite 700

Aventura, FL 33180

(954) 233-3511

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F [X] Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __________

COMPLETION OF ACQUISITION AND DISPOSITION OF ASSETS

In December 2020, Ehave, Inc., an Ontario corporation (“Ehave”), Mycotopia Therapies Inc., a Florida corporation and wholly owned subsidiary of Ehave (“MYC”) and 20/20 Global, Inc., a Nevada corporation (“20/20 Global”), and the former officers and directors of 20/20 Global, entered into definitive agreements that provided for: (i) 20/20 Global’s purchase for $350,000 in cash of all of the outstanding stock of MYC from Ehave under a Stock Purchase Agreement, attached hereto as an Exhibit, resulting in MYC becoming a wholly owned subsidiary of 20/20 Global; and (ii) the change of control of 20/20 Global’s board of directors and management under a Change of Control and Funding Agreement. In a related transaction, Ehave agreed to purchase 9,793,754 shares of 20/20 Global common stock, which constitutes approximately 75.77% of the issued and outstanding shares of 20/20 Global’s common stock, for $350,000 in cash, through a Stock Purchase Agreement (“MYC SPA”) with 20/20 Global stockholders Mark D. Williams, Colin Gibson, and The Robert and Joanna Williams Trust. Prior to these transactions, neither 20/20 Global nor its officers and directors had a material relationship with Ehave, MYC, or their respective officers and directors. As a result of these transactions, Ehave now controls the board and management of 20/20 Global.

A closing of the transactions contemplated by the above-described documents was initially scheduled for January 4, 2021, and then delayed by agreement. All of the above transactions were closed on January 19, 2021.

As a result of the MYC SPA, 20/20 Global is adopting MYC’s business plan and MYC became a wholly owned subsidiary of 20/20 Global, through which 20/20 will now conduct operations. MYC is a development-stage enterprise that proposes to develop a business to provide psychedelic-enhanced holistic methodologies to improve mental wellbeing. In the next five years, its business model will focus on the following areas: palliative care, depression, and anxiety.

APPOINTMENT OF CERTAIN OFFICERS AND DIRECTORS FOR SUBSIDIARY

Under the Change of Control and Funding Agreement (each, attached hereto), the current directors and officers of 20/20 Global resigned and were replaced by designees of Ehave. Specifically, Mark D. Williams and Colin Gibson resigned as officers and directors, and Benjamin Kaplan and Mark Croskery were appointed to serve as replacement directors for 20/20 Global. The agreements also provided for Mr. Kaplan, the CEO of Ehave to serve as president and secretary of 20/20 Global.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Registrant: Ehave, Inc.

February 2, 2021	By:	/s/ Ben Kaplan
Ben Kaplan
CEO

EXHIBIT INDEX

Exhibit No.	Description

10.1	Stock Purchase Agreement between 20/20 Global, Inc. and Ehave, Inc.
10.2	Change of Control and Funding Agreement
10.3	Amendment to Escrow Agreement and Definitive Agreements